NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 27, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ronald (Ron) E. Alper and Mary Beth Breslin

RE:	Broad Capital Acquisition Ltd
Preliminary Proxy Statement on Schedule 14A
Filed December 19, 2024
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 20, 2024
File No. 001-41212

Ladies and Gentlemen:

On behalf of Broad Capital Acquisition Ltd, an Australian corporation (the “Purchaser”), and Broad Capital Acquisition Corp., a Delaware corporation (the “Company”), we are hereby responding to the letter dated December 27, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed December 19, 2024, as amended by the Revised Preliminary Proxy Statement on Schedule 14A, filed December 20, 2024 (the “Proxy Statement”). The Company is now submitting this response letter to the Comment Letter in addition to an amended Proxy Statement (the “Amended Proxy Statement”) to update certain information in the Proxy Statement that has changed in response to the Comment Letter.

Capitalized terms used but not defined in this letter have the meanings as defined in the Proxy Statement and Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in italicized type below, followed by the Company’s response.

Revised Preliminary Proxy Statement on Schedule 14A filed December 20, 2024

Risk Factors, page 23

1. We note that you are seeking to extend your termination date to January 13, 2026, a date which is 48 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on January 13, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please disclose any potential impact on your ability to complete an initial business combination, including any provision of your merger agreement with Openmarkets. Please also describe any impact on the market for your securities, including demand for your securities.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, has included a new risk factor on pages 12, 23 and 28 of the Amended Proxy Statement.

Given the Company’s time constraints to complete the Business Combination, we would appreciate the Staff’s expeditious review of the Company’s responses and update to the Amended Registration Statement. If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew M. Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

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